FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  June 2008

UNILEVER PLC
 (Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                       UNILEVER PLC

                                                                                                                      /S/ S H M A Dumoulin
                                                                                                                      By  S H M A Dumoulin
                                                                                                                      Secretary

Date: 24 June 2008

                                              EXHIBIT INDEX
                                              -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                                          Notice to London Stock Exchange dated 24 June 2008
                                              Genevieve Berger to be Chief R&D Officer

Exhibit 99

GENEVIÈVE BERGER TO BE CHIEF R&D OFFICER

Unilever today announced that Professor Geneviève Berger (PhD, MD) has been appointed as its chief research and development officer. Professor Berger, who is currently professor of medicine at Pierre and Marie Curie University and at La Pitié-Salpétrière Teaching Hospital in Paris, will report directly to group chief executive, Patrick Cescau, and will join his executive team.

In her new role Professor Berger will be the functional leader for research and development in Unilever and will directly lead all the resources and major laboratories dedicated to the company's focus on scientific discovery. She will be responsible for Unilever's Safety and Environmental Assurance Centre (SEAC) as well as advising the executive on all matters of science and technology.

Patrick Cescau, group chief executive, said: "I am extremely pleased to be able to welcome Geneviève to my team as an executive member. The contribution she has made to the business as a non-executive was outstanding and served to demonstrate to us how much more she could achieve in a full-time capacity. She will bring to Unilever her strong inter-disciplinary background, as well as her expertise in managing science."

Geneviève Berger, said:"I am delighted to be joining Unilever in this exciting role. During my time as a non-executive director I have been hugely impressed by Unilever's commitment to science and to R&D in particular, but felt that the contribution that I could make was limited by time. I am hugely grateful to Patrick for giving me the opportunity to lead the function and to use my knowledge on a full-time basis."

Michael Treschow, chairman of Unilever, said: "I fully support the appointment of Professor Berger to this new executive position. In the short time that she was on the board her contribution to our understanding of scientific and technical matters was exceptional and I am sure that she will be better placed to serve Unilever by being a full-time member of Patrick's executive team."

Professor Geneviève Berger, 53, will step down from the boards of Unilever plc and Unilever N.V., where she is currently a non-executive director.

Professor Berger will take up her new position at the beginning of July and at the same time will leave her current position at Pierre and Marie Curie University

-ends-

Notes:

Professor Geneviève Berger

Geneviève Berger was born in France in 1955 and was educated in physics and medicine. She has three doctorates: a PhD in Physics, a PhD in Human Biology and a Medical Doctorate.

In 1996, she was appointed University Professor in medicine at Pierre and Marie Curie University (Paris)I and, since 2003, has worked in La Pitié-Salpétrière Teaching Hospital as a professor and hospital practitioner.

Geneviève's accomplishments include serving as the director of the Biotech and Agri-Food Department at the French Ministry for Education, Research and Technology (1998-2000) and her appointment as Head of the Technology Directorate at the French Ministry of Research in 2000. Between 2000 and 2003, she was also Director General of the CNRS (Centre National de la Recherche Scientifique) which is one of the world's largest research organisation with some 26,000 employees.

She is currently a member of the Technical Program Committee of the Institute of Electrical and Electronics Engineers (IEEE) on ultrasonics, ferroelectrics and frequency control and the Chairman of the Advisory Group - Health for the European Commission.

The author of numerous publications and patents, her many honours and awards include the CNRS Silver Medal for the Life Sciences (1994), Yves Rocard Prize from the French Physics Society (1997), the European Grand Prix for Innovation Award (2001) and the American Institute of Ultrasound in Medicine (AIUM) Honorary Fellow Award (2006).

About Unilever

Unilever's mission is to add vitality to life. We meet everyday needs for nutrition, hygiene and personal care with brands that help people feel good, look good and get more out of life.

Unilever is one of the world's leading suppliers of fast moving consumer goods with strong local roots in more than 100 countries across the globe. Its portfolio includes some of the world's best known and most loved brands including twelve €1 billion brands and global leadership in many categories in which the company operates. The portfolio features brand icons such as Flora, Bertolli, Dove, Lux, Pond's, Lynx, Sunsilk, Persil, Cif and Domestos.

Unilever has around 174,000 employees in approaching 100 countries and generated annual sales of €40 billion in 2007. For more information about Unilever and its brands, visit  www.unilever.com.

SAFE HARBOUR STATEMENT:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.